Exhibit 3.1

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (this “Agreement”) effective as of September 3, 2010 (the “Effective Date”), is between AuthenTec, Inc., a Delaware corporation (the “Company”), and Larry Ciaccia (“Ciaccia”).

BACKGROUND

WHEREAS, the Company and Ciaccia entered into that certain Employment Agreement dated as of March 21, 2005, and as amended on each of January 1, 2009 and April 6, 2009 (the “Prior Agreement”);

WHEREAS, the Company and Ciaccia desire to terminate the Prior Agreement, effective as of the Effective Date; and

WHEREAS, the Company desires to engage Ciaccia as the Chief Executive Officer of the Company from and after the Effective Date, in accordance with the terms of this Agreement, and Ciaccia is willing to serve as such in accordance with the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Employment. The Company hereby continues to employ Ciaccia, and Ciaccia hereby accepts continued employment with the Company, upon the terms and conditions hereinafter set forth:

(a)
Position. Ciaccia will serve as Chief Executive Officer of the Company, reporting solely to the Board of Directors of the Company (the “Board”). In such capacity, Ciaccia will be ultimately responsible for setting the policies and directions of the Company and will have full strategic planning and profit and loss responsibility for the Company’s world-wide operations, subject to such direction from the Board as is common for public companies. During the term of his employment hereunder, Ciaccia will at all times provide his full working time and best efforts to the performance of his obligations and duties hereunder; provided, however, that nothing herein contained will be deemed to prevent or limit the right of Ciaccia to (i) invest his funds in the capital stock or other securities of any corporation except a competitor in the biometrics industry (other than as permitted in Section 2(c)(iii)(A) hereof), (ii) serve on the boards of directors or advisory committees of charitable organizations, trade organizations or other companies that are not competitors in the biometrics industry and that are disclosed to the Board or (iii) engage in other personal business matters that do not interfere with the performance of Ciaccia’s duties described above. Ciaccia shall provide his services at the Company’s corporate headquarters in Melbourne, Florida, subject to an obligation of reasonable travel for business.

(b)
Base Compensation. During the term of his employment hereunder, Ciaccia will be paid an annual base salary at the rate of Three Hundred and Four Thousand  Dollars ($304,000.00)  (as adjusted upwards from time to time, “Base Compensation”), payable in accordance with the Company’s normal payroll cycles (but no less frequently than monthly). At least annually, the Board will review and, in its discretion, may increase, but not decrease, Ciaccia’s Base Compensation, provided, however, that the Board may decrease Ciaccia’s Base Compensation in connection with a reduction in salary generally applicable to all senior executive of the Company.

(c)
Annual Bonus. Within the first 90 days of each calendar year during the term of his employment hereunder, the Compensation Committee of the Board shall convey to Ciaccia a bonus plan for such fiscal year (a “Bonus Plan”). Ciaccia’s “Target Bonus Opportunity” under the Bonus Plan, assuming satisfaction of the pre-determined performance standards, will be a minimum of fifty-five percent (55%) of Base Compensation, with an opportunity to earn a higher bonus based on higher performance as determined by the Compensation Committee. Any earned bonus shall be paid to Ciaccia not later than the earlier of (i) fifteen (15) days following the date of the filing of the annual report on Form 10-K related to such fiscal year or (ii) the March 15 that next follows such fiscal year.   The Target Bonus Opportunity shall be reasonably achievable.  If the Target Bonus Opportunity is not specified by the Board by June 1st of any year, then fifty percent (50%) the Target Bonus Opportunity shall be deemed to have been met for that fiscal year, and the remaining fifty percent (50%) of the Target Bonus Opportunity shall be presumed to have been met unless a Target Bonus Opportunity is specified by the Board prior to the end of such fiscal year.

(d)	Other Benefits.

(i)
Insurance and other Benefits. During the term of his employment hereunder, Ciaccia shall be entitled to participate in, and shall receive the maximum benefits available under the Company’s insurance programs (including health and life insurance), and any ERISA or other benefit plans, as the same may be adopted and/or amended from time to time, and shall receive all other fringe benefits that are provided by the Company to other senior employees; provided that the Company will provide a term life insurance policy covering Ciaccia and providing for death benefits to Ciaccia’s named beneficiaries in an aggregate amount of One Million Dollars ($1,000,000).

(ii)
Vacation. During the term of his employment hereunder, Ciaccia shall be entitled to an annual vacation of such duration as may be determined by the Board but not less than five weeks per year. Unused vacation shall be accrued (up to a maximum of ten weeks) and paid out when Ciaccia’s employment ends.

(iii)
Reimbursement of Expenses. During the term of his employment hereunder, the Company shall reimburse Ciaccia for all reasonable travel, entertainment and other expenses incurred or paid by Ciaccia in connection with or related to the performance of his duties or responsibilities under this Agreement (including reasonable home office equipment, supplies, and communication expenses directly related to Ciaccia’s performance of his duties), provided that Ciaccia submits to the Company substantiation of such expenses sufficient to satisfy the Company’s expense reimbursement policies and the record keeping guidelines promulgated from time to time by the Internal Revenue Service.

(iv)
Membership and Service Fees. During the term of his employment hereunder, the Company shall pay the professional legal and financial advisory fees and costs incurred by Ciaccia up to $7,500 on an annual basis.

(v)
Car Allowance. During the term of his employment hereunder, the Company shall pay Ciaccia a car allowance, the cost of which will be approved by the Board annually, but never to be less than $1,000 per month, or, if more, the standard allowance for the Company’s senior sales representatives.

(vi)
Annual Physical Examination. During the term of his employment hereunder, the Company shall pay the cost incurred by Ciaccia for a comprehensive annual physical examination to be conducted by a doctor of medicine or clinic of Ciaccia’s choosing, anywhere in the state of Florida, provided that Ciaccia submits to the Company substantiation of such expense sufficient to satisfy the Company’s expense reimbursement policies.

(e)	Special One-Time Bonus Opportunity and Stock Option Grant. In connection with Ciaccia’s promotion to Chief Executive Officer of the Company, Ciaccia shall receive the following:

(i)
Bonus Opportunity.  Ciaccia is hereby granted the opportunity to earn a special, one-time bonus in the amount of $60,780 (20% of Base Compensation), based on the Company reporting positive net income on a non-GAAP basis for the third fiscal quarter of 2011.  The bonus shall be paid out within 15 days following the Company’s release of third quarter earnings for 2011.

(ii)
Stock Option Grant.  Ciaccia will be granted 125,000 stock options on October 1, 2010 under the Company’s 2010 Incentive Plan.  The stock options will have an exercise price equal to the closing price of the Company’s common stock on the date of grant, will vest over four years (25% after one year and 6.25% per quarter thereafter), and will otherwise be subject to the terms and conditions set forth in the Company’s regular stock option agreement.

2.	Term of Employment; Termination.

(a)
Term. Subject to termination under Section 2(b), the term of Ciaccia’s employment under this Agreement shall commence on the Effective Date and terminate three (3) years from the date thereof; provided that the term of Ciaccia’s employment shall be automatically extended for successive one year terms upon the expiration of the initial or any renewal term, unless either the Company or Ciaccia, upon not less than ninety (90) days prior written notice to the other party, notifies the other of his/its desire not to renew the term of Ciaccia’s employment. The Company’s notice of nonrenewal of the term under this Section 2(a) will result in a termination of Ciaccia’s employment, which shall be deemed a termination Without Cause for purposes of Section 2(b)(ii)(C) of this Agreement, provided that Ciaccia was willing and able to continue to provide services pursuant to the terms hereof, with payments and benefits made thereunder even if after the end of the term.

(b)	Termination; Post-Termination Matters.

(i)	Termination.

(A)
Termination by the Company for Ciaccia’s Death or Disability. In the event Ciaccia becomes Permanently Disabled during employment with the Company, the Company may terminate Ciaccia’s employment by giving thirty (30) days’ prior written notice to Ciaccia of its intent to terminate, and unless Ciaccia resumes performance of the duties set forth in Section 1(a) within five (5) days of the date of the notice and continues performance for the remainder of the notice period, this Agreement shall terminate at the end of the thirty (30) day period. “Permanently Disabled” for the purposes of this Agreement means if Ciaccia (I) is unable to work for 120 consecutive days within a one year period not including any period specifically excepted from this provision by the Board, or (II) has a permanent or long-term physical or mental impairment, disease, or loss, or combination thereof, that substantially precludes him from engaging in useful occupations within his competence. For purposes hereof, “permanent” means that the condition is or appears likely to continue to affect Ciaccia for the foreseeable future. In the event of any dispute under this Section 2(b)(i)(A), Ciaccia shall submit to a physical examination by a licensed physician mutually satisfactory to the Company and Ciaccia, the cost of such examination to be paid by the Company, and the determination of such physical shall be determinative.

(B)
Voluntary Termination By Ciaccia. Ciaccia may voluntarily terminate his employment hereunder by providing  the Company at least thirty (30) days’ prior written notice as to the effective date of any voluntary termination by Ciaccia, specifying therein the date of termination; any failure of Ciaccia to provide such timely notice will result, as the Company’s sole and exclusive remedy, in a forfeiture, for the year in which the termination occurs, of any bonus which Ciaccia otherwise had accrued as at the date of his voluntary termination, but not of any prior year bonus earned but as then unpaid.

(C)
Termination By the Company For Cause. The Company may terminate Ciaccia’s employment hereunder at any time for Cause. The Company will give Ciaccia written notice of any termination for Cause, specifying therein in reasonable detail the basis for such termination for Cause and the date of such termination, but may give such written notice at any time.

(D)	Termination By the Company Without Cause. The Company may terminate Ciaccia’s employment at any time Without Cause.

(E)
Constructive Termination of Ciaccia.  Ciaccia may terminate his employment upon written notice to the Company setting forth with specificity the occurrence of any one of the following events (which notice must be given no later than 90 days after the initial occurrence of such event), if such event is not cured and corrected by the Company or its successor within 30 days after written notice thereof by Ciaccia to the Company or its successor: (i) any change in Ciaccia’s title or position that constitutes a material diminution in authority; (ii) any material reduction in Ciaccia’s Base Compensation or Target Bonus Opportunity, other than a reduction in Base Compensation or Target Bonus Opportunity generally applicable to all senior executive of the Company; (iii) a substantial diminution in Ciaccia’s duties, responsibilities and authority (other than a change due to Ciaccia’s Total and Permanent Disability or as an accommodation under the Americans with Disabilities Act); (iv) a material decrease in Ciaccia’s aggregate benefits and perquisites from those being provided, (v) requiring Ciaccia to report to any management level below the Board, (vi) the failure of Ciaccia to be nominated by the Nominating and Corporate Governance Committee for election to the Board, (vii) any requirement that Ciaccia relocate, by more than 50 miles, the principal location from which he performs services for the Company on the Effective Date hereof; or (v) a material breach of this Agreement by the Company that is not cured within thirty (30) days of written notice of such breach; Ciaccia’s termination pursuant to this Section 2(b)(i)(E) must occur within a period of 120 days after the initial occurrence of the event giving rise to such termination.

(ii)	Severance.

(A)
Voluntary Termination by Ciaccia or Termination for Cause. If Ciaccia’s employment is terminated pursuant to Sections 2(b)(i)(B) or (C), the Company shall pay Ciaccia his Base Compensation through his effective date of termination and any amounts earned, accrued or owing to Ciaccia but not yet paid under Section 1(d) above and, so long as he is not terminated for 2(b)(i)(C), a pro-rata portion of his Target Bonus Opportunity pursuant to Section 1(c) for the year in which his termination occurs (with the pro-ration based on (i) the portion of the fiscal year for which he was employed and (ii) an assessment by the Compensation Committee of the actual level of achievement of the performance goals relating to the Target Bonus Opportunity through the date of termination) (collectively with the Base Compensation, the “Accrued Obligations”), which amount will be paid to Ciaccia in a single lump sum on the 60th day after his termination of employment.

(B)
Disability or Death.  If Ciaccia is terminated by the Company because he becomes Permanently Disabled, or dies while he is employed by the Company, the Company shall pay Ciaccia or his heirs the Accrued Obligations.

(C)
Termination Without Cause or Constructive Termination. If the Company terminates Ciaccia’s employment Without Cause pursuant to Section 2(b)(i)(D) or Ciaccia terminates his employment pursuant to Section 2(b)(i)(E), the Company shall provide Ciaccia with the following:

(I)	Payment of any amounts earned, accrued or owing to Ciaccia through the effective date of his termination but not yet paid under Section 1(b) and (d) above;

(II)
Payment of an amount equal to 1.5 multiplied by the sum of (A) Ciaccia’s then-applicable Base Compensation (or, if greater, Ciaccia’s highest Base Compensation during the preceding calendar year) and (B) the greater of (i) the Target Bonus Opportunity projected for the year in which the termination occurs, calculated on the assumption that all Target Bonus criteria had been fully achieved for the year in which his employment ends and (ii) the actual bonus paid or payable for the preceding fiscal year, which amount will be paid to Ciaccia in a single lump sum on the 60th day after his termination of employment (or such later date as may be required pursuant to Section 7(g)), provided that Ciaccia has executed and not revoked the release provided in Annex B by that date;

(III)
Payment of all costs associated with COBRA health continuation benefits for Ciaccia and his eligible dependents for a period of up to eighteen (18) months, payable monthly following the date of termination of ’s employment while Ciaccia remains eligible for COBRA coverage; and a continuation of any other insurance and fringe benefits described herein for an eighteen (18) month period at Company expense, to the extent such continuation is not prohibited by the terms of an insurance contract or third party agreement which payments and continued benefits shall be provided only if Ciaccia executes and has not revoked the release provided in Annex B within 60 days after his termination;

(IV)
A pro-rata payment of the amount Ciaccia would have received as a bonus payable under the Bonus Plan, then in effect, determined in accordance with the terms of the Bonus Plan and without regard to any continuous employment requirement in the Bonus Plan and on the assumption that all Bonus criteria had been fully achieved for the year in which his employment ends and with the pro-ration based on the portion of the fiscal year for which he was employed, which amount will be paid to Ciaccia in a single lump sum on the 60th day after his termination of employment (or such later date as may be required pursuant to Section 7(g));

(V)	Subject to Section 2(b)(ii)(D), treatment of Ciaccia’s outstanding equity awards, as follows:

(i)
the portion of Ciaccia’s outstanding stock options, stock appreciation rights and other awards in the nature of rights that may be exercised that would have become vested and exercisable within 24 months following the effective date of his termination shall become fully vested and exercisable as of the effective date of his termination and shall thereafter remain exercisable for a period of one (1) year or until the earlier expiration of the original term of the award; provided however, that if the equity award is nonqualified deferred compensation subject to Section 409A, then such award shall not remain exercisable for the one year period or the expiration of the original term referenced above but shall be exercisable on the effective date of Ciaccia’s termination (or such later date as may be required pursuant to Section 7(g);

(ii)
all time-based vesting restrictions on Ciaccia’s outstanding equity awards that would have lapsed within 24 months following the effective date of his termination shall lapse as of the effective date of his termination; and

(iii)
the payout level under all of Ciaccia’s performance-based awards that (A) were outstanding immediately prior to the effective date of his termination, and (B) would have been eligible to have been earned within 24 months following the effective date of his termination, shall be determined and deemed to have been earned as of the effective date of his termination based upon an assumed achievement of all relevant performance goals at the “target” level, and there shall be a pro rata payout to Ciaccia on the 60th day after the effective date of his termination of employment (or such later date as may be required pursuant to Section 7(g)), based upon the length of time within the performance period that has elapsed prior to the effective date of termination of employment.

Any outstanding equity awards that do not vest pursuant to the foregoing provisions, if any, shall remain outstanding for an additional six (6) months following the effective date of Ciaccia’s termination, but such outstanding equity awards shall not continue to vest or become exercisable during such 6-month period except as otherwise provided in Section 2(b)(ii)(D).  At the end of such 6-month period, Ciaccia’s outstanding and unvested equity awards shall be cancelled and Ciaccia shall forfeit all of his right, title and interest in and to such equity awards as of such date, without further consideration or any act or action by Ciaccia; and

(VI)
The assignment, at Ciaccia’s option, of insurance policies insuring Ciaccia, provided that Ciaccia shall thereafter be responsible for any premium payments and transfer of any vested funds or other benefits under any of the Company’s ERISA or other benefit plans.

(D)
Change in Control.  If Ciaccia’s employment is terminated due to a termination without Cause or a Constructive Termination under Sections 2(b)(i)(D) or (E) either (1) during the six (6) months prior to the effective date of a Change in Control, unless the Company reasonably demonstrates that such termination of employment was not in connection with or anticipation of a Change in Control, or (2) during the twenty-four (24) months following the effective date of a Change in Control, then:

(i)
Ciaccia’s options, stock appreciation rights, and other awards in the nature of rights that may be exercised that were outstanding immediately prior to the effective date of the Change in Control shall become fully vested and exercisable as of the effective date of his termination and shall thereafter remain exercisable for a period of one (1) year or until the earlier expiration of the original term of the award; provided however, that if the equity award is nonqualified deferred compensation subject to Section 409A, then such award shall not remain exercisable for the one year period or the expiration of the original term referenced above but shall be exercisable upon the earlier of (i) the effective date of Ciaccia’s termination (or such later date as may be required pursuant to Section 7(g), or (ii) the date a final determination is made that Ciaccia’s termination is in connection with a Change in Control;

(ii)
all time-based vesting restrictions on Ciaccia’s equity awards that were outstanding immediately prior to the effective date of the Change in Control shall lapse as of the effective date of his termination; and

(iii)
the payout level under all of Ciaccia’s performance-based awards that were outstanding immediately prior to the effective date of the Change in Control shall be determined and deemed to have been earned as of the effective date of the Change in Control based on an assumed achievement of all relevant performance goals at the “target” level, and there shall be a payout of the full award to Ciaccia on the 60th day after the effective date of his termination of employment (or such later date as may be required pursuant to Section 7(g)).

(E)	Mandatory Reduction of Payments in Certain Events. Ciaccia shall be subject to the provisions regarding the mandatory reduction of payments provided in Annex A attached hereto.

(iii)	Definitions. As used in this Agreement.

(A)	A “voluntary termination” of employment by Ciaccia, means any termination at the will of Ciaccia, other than by reason of a Constructive Termination Event.

(B)
“Cause” means a good faith finding by the Board of: (i) Ciaccia’s willful and continued refusal to render services to the Company in accordance with his material obligations under this Agreement or other lawful and commercially reasonable directions of the Board (other than as a result of Permanent Disability or partial incapacity due to physical or mental illness); (ii) the commission by Ciaccia of an act of fraud or embezzlement against the Company; (iii) Ciaccia’s conviction of a felony (other than a felony involving a motor vehicle with no bodily harm) that the Board reasonably determines adversely affects the Company; (iv) intentional material damage to the tangible or intangible property of the Company by Ciaccia; or (v) drug or alcohol abuse materially adversely impacting Ciaccia’s ability to perform his duties. Notwithstanding the foregoing, Ciaccia may not be terminated for Cause unless and until the Board has given him reasonable written notice of its intended actions and specifically described the alleged events, activities or omissions giving rise thereto and with respect to those events, activities or omissions for which a cure is possible, thirty (30) days to cure such breach; and provided further that for purposes of determining whether any such Cause is present, no act or failure to act by Ciaccia shall be considered “willful” if done or omitted to be done by Ciaccia in good faith and in the reasonable belief that such act or omission was in the best interest of the Company and/or required by applicable law.

(C)	A termination “Without Cause” means a termination at the will of the Company other than for (i) Cause or (ii) Disability.

(D)	“Change in Control” means

(I)
an acquisition subsequent to the date hereof by any person, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”), of beneficial ownership (within the meaning of Rule 13d-3 issued under the Exchange Act) of at least thirty percent (30%) of either (A) the then outstanding shares of the Company’s common stock (the “Common Stock”) or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; excluding, however, the following: (1) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from the Company, (2) any acquisition by the Company and (3) any acquisition by an Ciaccia benefit plan (or related trust) sponsored or maintained by the Company;

(II)
The date a majority of members of the Board is replaced during any twelve (12) month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election;

(III)
a merger, consolidation, reorganization or similar corporate transaction, whether or not the Company is the surviving corporation in such transaction, in which outstanding shares of Common Stock are converted into (A) shares of stock of another company, other than a conversion into shares of voting common stock of the successor corporation (or a holding company thereof) representing eighty percent (80%) of the voting power of all capital stock thereof outstanding immediately after the merger or consolidation or (B) other securities (of either the Company or another company) or cash or other property;

(IV)	(A) the sale or other disposition of all or substantially all of the assets of the Company or (B) a complete liquidation or dissolution of the Company.

(c)	Post-Termination Matters.

(i)
Return of Materials. Upon any termination of Ciaccia’s employment, Ciaccia will promptly return to the Company all personal property of the Company and all copies and originals of documents and other tangible impressions, in any medium, containing confidential or proprietary information of the Company.

(ii)	Expenses. The Company will pay to Ciaccia all expenses permitted to be reimbursed hereunder within ten (10) days after appropriate documentation has been submitted by Ciaccia.

(iii)
Noncompete; Nonsolicitation. During the term of Ciaccia’s employment hereunder and for the period specifically indicated in subsections (A), (B), (C) and (D) below, following termination of Ciaccia’s employment for any reason, Ciaccia will not, directly or indirectly, on behalf of himself or on behalf of anyone else:

(A)
for a period of twelve (12) months following the effective date of his termination, as an individual proprietor, partner, stockholder, officer, Ciaccia, director, joint venturer, investor, lender, or in any other capacity whatsoever (other than as the holder of not more than five percent (5%) of the total outstanding stock of a publicly-held company), engage in any business activity that directly competes with the kind or type of products or services of developed or being developed, produced, marketed, distributed, planned, furnished or sold by the Company as of the effective date of Ciaccia’s termination of employment with the Company;

(B)
for a period of twelve (12) months following the effective date of his termination, call upon any of the customers of the Company who are such at the time of Ciaccia’s termination of employment hereunder, for the purpose of soliciting or providing any product or service the same as that provided by the Company or for the purpose of providing customers to any person or entity conducting a smart sensor or embedded security business in competition with the business of the Company, as conducted as of the effective date of Ciaccia’s termination of employment with the Company (a “Competitive Business”); and

(C)
for a period of twelve (12) months following the effective date of his termination, communicate with any of the other employees, consultants or representatives of the Company as of the effective date of his termination for the purpose of inducing such employees, consultants or representatives to discontinue their relationship with the Company or to establish a relationship with any Competitive Business, provided that this restriction is not intended to apply to any general solicitation or advertisement for employment that is not specifically directed to employees, consultants or representatives employed or retained by the Company.

The Company agrees that the restrictions set forth in this Section 2(c)(iii) shall be deemed null and void if the Company breaches any of its obligations pursuant to Section 2(b)(ii).

(iv)
Reasonableness of Covenants. Ciaccia covenants and agrees with the Company that, if Ciaccia violates any of his covenants or agreements under Section 2(c)(iii), the Company will be entitled, subject to any limitations of Florida law, to any injunctive relief or other rights or remedies that the Company is or may be entitled at law or in equity or under this Agreement. In the event that, notwithstanding the foregoing, any part of the covenants set forth in Section 2(c)(iii) are held by a court of competent jurisdiction to be invalid or unenforceable, the remaining parts thereof will nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included therein. In the event that any provision of Section 2(c)(iii) is held by a court of competent jurisdiction to exceed the restrictions that such court deems reasonable and enforceable, such restrictions will be deemed to become and thereafter be the maximum restrictions that such court deems reasonable and enforceable. Section 2(c)(iii) is intended solely to preclude Ciaccia from working in and investing in the biometric sensors industry during the period provided in Section 2(c)(iii).

(d)
No Mitigation; No Offset. If Ciaccia’s employment terminates for any reason, Ciaccia shall be under no obligation to seek other employment and there shall be no offset against amounts due Ciaccia under this Agreement or any other compensatory plan or arrangement applicable to Ciaccia on account of any compensation attributable to any subsequent employment or other service providing relationship that he may have or may obtain.

3.	Life Insurance. The Company may, at its election and expense, obtain and maintain a term life insurance policy on the life of Ciaccia, with the Company named as beneficiary of such policy.

4.
Proprietary Information and Inventions. Ciaccia will execute and deliver such customary confidentiality and invention assignment agreements during the term hereof as the Company requests of its employees. Ciaccia represents and warrants to the Company that Ciaccia will not use in the course of his employment with Company, any proprietary rights or intellectual property rights that he does not lawfully possess.

5.
Board of Directors. For so long as Ciaccia is serving as an employee of the Company hereunder in the role of Chief Executive Officer, Chief Operating Officer or President, the Nominating Committee of the Board shall use its best efforts to nominate Ciaccia for election as a member of the Board at the Company’s annual meeting of stockholders.

6.
Indemnification. The Company agrees that if Ciaccia is made a party, or is threatened to be made a party or witness, to any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he is or was a director, officer or executive of the Company or is or was serving at the request of the Company as a director, officer, member, executive or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to executive benefit plans, whether or not the basis of such Proceeding is Ciaccia’s alleged action in an official capacity while serving as a director, officer, member, executive or agent, Ciaccia shall be indemnified and held harmless by the Company to the fullest extent legally permitted or authorized by the Company’s certificate of incorporation or bylaws or resolutions of the Board, or if greater, by the laws of the State of Delaware, against all costs, expenses, liabilities and losses (including without limitation attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) incurred or suffered by Ciaccia in connection therewith, and such indemnification shall continue as to Ciaccia even if he has ceased to be a director, officer, member, executive or agent of the Company or other entity and shall inure to the benefit of Ciaccia’s heirs, successors, personal representatives, assigns, executors and administrators. The Company shall advance to Ciaccia all reasonable costs and expenses incurred by him in connection with a Proceeding within ten (10) days after receipt by the Company of a written request for such advance. Such request shall include an undertaking by Ciaccia to repay the amount of such advance if it shall ultimately be determined that he is not entitled to be indemnified against such costs and expenses. The Company further agrees to establish and maintain a directors and officers’ liability insurance policy covering, without limitation, Ciaccia and remaining in place through all applicable statutes of limitations. The rights to indemnification shall survive any termination of this Agreement.

7.	Miscellaneous.

(a)	Governing Law. This Agreement will be subject to and governed by the laws of the State of Florida, without regard to its conflict of laws provisions.

(b)
No Waiver; Amendment. Failure to insist upon strict compliance with any provision hereof will not be deemed a waiver of such provision of any other provision hereof. This Agreement may not be modified except by a written agreement executed by the parties hereto.

(c)
Severability; Context. The provisions of this Agreement will be deemed severable, and the invalidity or unenforceability of any one or more of the provisions hereof will not affect the validity or enforceability of the other provisions hereof. Whenever required by the context, the singular number will include the plural and the masculine or neuter gender will include all genders.

(d)
Survival and Priority. Provisions herein which by their terms so provide will survive any termination of this Agreement or of termination of Ciaccia’s employment by the Company. Each of the parties hereto acknowledges and agrees that this Agreement supersedes any agreements entered into before the date hereof to which the Company and Ciaccia are parties or relating to the subject matter contained herein (including the Prior Agreement), other than equity compensation plans and arrangements, the indemnification agreements or similar provisions running in his favor (except to the extent that the terms herein are more favorable to him) and the Employee Proprietary Information and Inventions Agreement dated as of June 7, 2007 between Ciaccia and the Company.

(e)	Equitable Relief; Arbitration.

(i)
In the event of a breach or threatened breach by Ciaccia of the provisions of this Agreement, the Company will, in addition to any other rights and remedies available to it, at law or otherwise, be entitled to an injunction to be issued by any court of competent jurisdiction enjoining and restraining Ciaccia from committing any present violation or future violation of this Agreement.

(ii)
The parties agree that any controversy, claim or dispute arising out of or relation to this Agreement, or the breach thereof, except as discussed herein or arising out of or relating to the employment of Ciaccia, or the termination thereof, including any statutory or common law claims under federal, state or local law, including all laws prohibiting discrimination in the workplace, shall be resolved by arbitration in Melbourne, Florida, in accordance with the employment dispute resolution rules of the American Arbitration Association. The parties agree that any award rendered by the arbitrator shall be final and binding, and that judgment upon the award may be entered in any court having jurisdiction thereof. The parties further acknowledge and agree that, due to the nature of the confidential information, trade secrets, and intellectual property belonging to the Company to which Ciaccia has or will be given access, and the likelihood of significant harm that the Company would suffer in the event that such information was disclosed to third parties, nothing in this Section 7(e) shall preclude the Company from going to court to seek injunctive relief to prevent Ciaccia from violating the obligations established in Section 2(c) of this Agreement. Each party shall bear its own costs in any such arbitration, but the Company shall bear the direct and indirect expenses of the arbitrator.

(f)
No Assignment; Binding Nature. Except for his rights pursuant to Section 2(b)(ii), Ciaccia may not assign his rights or obligations hereunder and any attempted assignment will be null and void. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the Company and upon the heirs, administrators and executors of Ciaccia. Ciaccia shall be entitled, to the extent permitted under any applicable law, to select and change a beneficiary or beneficiaries to receive any compensation or benefit payable hereunder following Ciaccia’s death by giving the Company written notice thereof. In the event of Ciaccia’s death or a judicial determination of his incompetence, reference in this Agreement to Ciaccia shall be deemed, where appropriate, to refer to his beneficiary, estate or other legal representative.

(g)	Compliance with Section 409A.

(i)
This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements Section 409A of the Internal Revenue Code (the “Code”) and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder (and any applicable transition relief under Section 409A of the Code). Nevertheless, the tax treatment of the benefits provided under the Agreement is not warranted or guaranteed.  Neither the Company nor its directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by Ciaccia as a result of the application of Section 409A of the Code.

(ii)	For purposes of Section 409A, the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments.

(iii)
With respect to any reimbursement of expenses of, or any provision of in-kind benefits to, Ciaccia, as specified under this Agreement, such reimbursement of expenses or provision of in-kind benefits shall be subject to the following conditions: (1) the expenses eligible for reimbursement or the amount of in-kind benefits provided in one taxable year shall not affect the expenses eligible for reimbursement or the amount of in-kind benefits provided in any other taxable year, except for any medical reimbursement arrangement providing for the reimbursement of expenses referred to in Section 105(b) of the Code; (2) the reimbursement of an eligible expense shall be made no later than the end of the year after the year in which such expense was incurred; and (3) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

(iv)
“Termination of employment,” or words of similar import, as used in this Agreement means, for purposes of any payments under this Agreement that are payments of deferred compensation subject to Section 409A, Ciaccia’s “separation from service” as defined in Section 409A.

(v)
If a payment obligation under this Agreement or other compensation arrangement arises on account of Ciaccia’s separation from service while Ciaccia is a “specified employee” (as defined under Section 409A and determined in good faith by the Compensation Committee), any payment of “deferred compensation” (as defined under Treasury Regulation Section 1.409A-1(b)(1), after giving effect to the exemptions in Treasury Regulation Sections 1.409A-1(b)(3) through (b)(12)) that is scheduled to be paid within six (6) months after such separation from service shall accrue without interest and shall be paid within 15 days after the end of the six-month period beginning on the date of such separation from service or, if earlier, within 15 days after the appointment of the personal representative or executor of Ciaccia’s estate following his death.

(vi)
Whenever in this Agreement a payment or benefit is conditioned on Ciaccia’s execution and non-revocation of a release of claims, such release must be executed and all revocation periods shall have expired within 60 days after the date of termination; failing which such payment or benefit shall be forfeited.  If such payment or benefit constitutes non-exempt deferred compensation, then, subject to subsection (v) above, such payment or benefit that would have otherwise been payable during such 60-day period shall be accumulated and paid on the 60th day after the Date of Termination provided such release shall have been executed and such revocation periods shall have expired.  If such payment or benefit is exempt from Section 409A of the Code, the Company may elect to make or commence payment at any time during such 60-day period.

(h)
Attorneys’ Fees. The Company will pay, on a current basis, Ciaccia’s attorneys’ fees and expenses in connection with the consideration, drafting and negotiation of this Agreement. In addition, the Company agrees that, if a dispute arises that concerns this Agreement, any related separation agreement, or other compensation for Ciaccia and Ciaccia is the prevailing party in the dispute, he shall be entitled to recover all of his attorney’s fees and expenses incurred in connection with the dispute. For this purpose, Ciaccia will be the “prevailing party” if he is successful on any significant substantive issue in the action and achieves either a judgment in his favor or some other affirmative recovery. If Ciaccia is awarded the right to recover fees and expenses under this Section 7(h), the reimbursement of an eligible expense shall be made within ten business days after delivery of Ciaccia’s respective written requests for payment accompanied with such evidence of fees and expenses incurred as the Company reasonably may require, but in no event later than March 15 of the year after the year in which such rights are established.

(i)
Notices. Unless otherwise herein provided, notice required or permitted to be given to a party pursuant to the provisions of this Agreement will be in writing and will be effective and deemed given under this Agreement on the earliest of: (i) the date of personal delivery; (ii) the date of delivery by facsimile; or (iii) the next business day after deposit with a nationally-recognized courier or overnight service, including FedEx or Express Mail, for United States deliveries or three (3) business days after such deposit for deliveries outside of the United States. All notices not delivered personally or by facsimile will be sent with postage and other charges prepaid and properly addressed to the party to be notified at the address as provided herein or as set forth on the signature page of this Agreement, or at such other address as such party may designate by ten (10) days’ advance written notice to the other party hereto. All notices for delivery outside the United States will be sent by facsimile, or by nationally recognized courier or overnight service, including Express Mail. Notices to the Company by Ciaccia will be provided to the Chairman of the Compensation Committee, at his or her address, with a copy to the Company’s General Counsel at the address of the Company.

(j)	Counterparts. This Agreement may be executed in counterparts, each of which will be an original and both of which together will constitute one instrument.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have executed this Executive Employment Agreement as of the date first written above.

LARRY CIACCIA	AUTHENTEC, INC.

By: /s/ Larry Ciaccia	By: /s/ Frederick R. Jorgenson

Name: Larry Ciaccia	Name: Frederick R. Jorgenson

Date: September 27, 2010	Title: VP - General Counsel

Date: September 27, 2010

Annex A
MANDATORY REDUCTION OF PAYMENTS IN CERTAIN EVENTS

(A)
Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of Ciaccia (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then, prior to the making of any Payment to Ciaccia, a calculation shall be made comparing (i) the net benefit to Ciaccia of the Payment after payment of the Excise Tax, to (ii) the net benefit to Ciaccia if the Payment had been limited to the extent necessary to avoid being subject to the Excise Tax.  If the amount calculated under (i) above is less than the amount calculated under (ii) above, then the Payment shall be limited to the extent necessary to avoid being subject to the Excise Tax (the “Reduced Amount”).  The reduction of the Payments due hereunder, if applicable, shall be made by first reducing cash Payments and then, to the extent necessary, reducing those Payments having the next highest ratio of Parachute Value to actual present value of such Payments as of the date of the change of control, as determined by the Determination Firm (as defined in (B) below).  For purposes of this Annex A, present value shall be determined in accordance with Section 280G(d)(4) of the Code.  For purposes of this Annex A, the “Parachute Value” of a Payment means the present value as of the date of the change of control of the portion of such Payment that constitutes a “parachute payment” under Section 280G(b)(2) of the Code, as determined by the Determination Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

(B)
The determination of whether an Excise Tax would be imposed, the amount of such Excise Tax, and the calculation of the amounts referred to subsections (i) and (ii) of paragraph (A) above shall be made by an independent, nationally recognized accounting firm or compensation consulting firm mutually acceptable to the Company and Ciaccia (the “Determination Firm”) which shall provide detailed supporting calculations.  Any determination by the Determination Firm shall be binding upon the Company and Ciaccia.  As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Determination Firm hereunder, it is possible that Payments which Ciaccia was entitled to, but did not receive pursuant to paragraph (A) above could have been made without the imposition of the Excise Tax (“Underpayment”).  In such event, the Determination Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of Ciaccia, but no later than Dec 31of the year in which the Underpayment is determined to exist, which is when the legally binding right to such Underpayment arises.

(C)	In the event that the provisions of Code Section 280G and 4999 or any successor provisions are repealed without succession, this Annex A shall be of no further force or effect.

Annex B
RELEASE

In consideration of the severance and related benefits being provided to Ciaccia and contingent upon their payment or other satisfaction in full, Ciaccia releases the Company of and from any and all claims, causes of action, demands, obligations, agreements, promises, liability, damages, costs and/or fees arising out of or relating to Ciaccia’s employment, including Ciaccia’s termination of employment. By this paragraph, Ciaccia waives any claims that may exist against the Company and its directors, officers, employees and agents relating to such employment. This includes all rights and obligations under any federal, state or local laws pertaining to employment, including, but not limited to, all employment discrimination laws, such as the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Civil Rights Act of 1866, the Civil Rights Act of 1991, the Employee Retirement Income Security Act of 1974 (“ERISA”), the National Labor Relations Act, retaliatory discharge, breach of employment contract, conspiracy, fraud, negligence (including negligent hiring and retention), prima facie tort, defamation, negligent or intentional infliction of emotional distress, implied contracts or implied covenants of good faith and fair dealing, and any and all other federal, state and local statutes, authorities or laws (including common law) providing a cause of action that can be the subject of a release under applicable law. THIS IS A GENERAL RELEASE. Nothing in this release shall be construed to waive any claims that cannot be waived as a matter of law or to waive any right to file, cooperate or participate in any proceeding before the Equal Employment Opportunity Commission or a state fair employment practices agency or other administrative body or to waive any claims in his capacity as a stockholder in the Company. This general release does not waive any rights or claims that may arise after the date the waiver is executed. Furthermore, nothing in this paragraph will affect the ability of either party to enforce rights or entitlements specifically provided for under Section 2(b)(ii)(C) of the Executive Employment Agreement dated September 3, 2010, between the Company and Ciaccia.

The Company agrees that Ciaccia is not releasing any claims he may have for indemnification under state or other law or the charter, articles, or by-laws of the Company and its affiliated companies, or under any insurance policy providing directors’ and officers’ coverage for any lawsuit or claim relating to the period when Ciaccia was a director or officer of the Company or any affiliated company.